SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-

1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Progreen US, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.0001 PER SHARE

(Title of Class of Securities)

74327M102

(CUSIP Number)

c/o Progreen US, Inc.

6443 Inkster Road, Suite 170-D

Bloomfield Hills, Michigan 48301

Tel. No.: (248) 973-8851

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 2, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐.

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

(Continued on the following pages)

CUSIP No. 74327M102	13D	Page 2 of 5 Pages

(1)	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jan Telander
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS* PF
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)

SOLE VOTING POWER

19,827,555 shares of Common Stock, and 100,000 shares of Series A Preferred Stock, which shares vote as, and are convertible on and after January 1, 2017 into, 30,303,030 shares of Common Stock.

	(8)	SHARED VOTING POWER
	(9)	SOLE DISPOSITIVE POWER 100,000 shares of the Company’s Series A Preferred Stock, which shares vote as, and are convertible on and after January 1, 2017 into, 30,303,030 shares of Common Stock.
	(10)	SHARED DISPOSITIVE POWER

(11)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

Mr. Jan Telander owns an aggregate of 50,130,585 shares of Common Stock beneficially, of which 19,827,555 shares are owned directly and 30,303,030 shares are owned beneficially by Telander by reason of the conversion rights provided by the 100,000 shares of the Company’s Series A Convertible Preferred Stock owned by him, which give Telander the right to convert those shares of Preferred Stock into 30,303,030 shares of Common Stock.

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.39%
(14)	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 74327M102	13D	Page 3 of 5 Pages
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

(a) This Statement on Schedule 13D relates to the Common Stock, par value $.0001 per share (the "Common Stock"), of Progreen US, Inc., a Delaware corporation (the "Company").

(b) The principal executive offices of the Company are located at 6443 Inkster Road, Suite 170-D, Bloomfield Township, MI 48301.

Item 2. Identity and Background.

(a) This Statement on Schedule 13D is being filed by Jan Telander (“Telander” or the "Reporting Person").

(b) The business address of Telander is 6443 Inkster Road, Suite 170-D, Bloomfield Hills, Michigan 48301.

(c) For more than the past five years the Telander has been the President and a director the Company.

(d) During the last five years, the Reporting Person has not be enconvicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(e) The Reporting Person is a citizen of Sweden.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of the Company's Common Stock acquired by the Reporting Person were acquired with personal funds during the period from 2009 to October 2016 in the acquisition in a legal settlement of a controlling interest in Diversified Product Inspections, Inc. and in open market purchases.

As of April 30, 2009, the “Company”, Diversified Product Inspections, LLC, a Tennessee limited liability company (the “Buyer”), John Van Zyll, Ann Furlong, and Marvin Stacy (the “Management”), Sofcon, Limited, a Belize corporation, EIG Venture Capital, Ltd., a Belize corporation and EIG Capital Investments, Ltd., a Belize corporation (collectively, the “Plaintiffs”) closed the Settlement Agreement and Asset Purchase Agreement dated September 30, 2008 (the “Agreement”) among the parties. Pursuant to the terms of the Agreement, the Company transferred substantially all of its assets to the Buyer, the Buyer assumed all of the Company’s liabilities, and the Company paid $250,000 to one of the Plaintiffs. The Buyer is controlled by the Company’s Management. The Management sold 3,000,000 shares of Common Stock for $300 to EIG Venture Capital, Ltd., which is controlled by Telander, and cancelled the remainder of their shares and all of their options to purchase shares of Common Stock, thereby reducing dilution to shareholders. Effective as of the Closing, there were 13,645,990 shares of Common Stock outstanding. Telander caused each of the Plaintiffs to dismiss with prejudice the litigation they had previously filed against the Company and the Management in state court in Florida. Prior to the closing, the Company was controlled by Mr. Van Zyll, Mr. Stacy and Ms. Furlong.

CUSIP No. 74327M102	13D	Page 4 of 5 Pages
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 4. Purpose of Transaction.

The Reporting Person acquired the all of the shares of Common Stock reported herein as beneficially owned by him for investment purposes only.

Except as set forth herein, Reporting Person does not have any plans or proposals which would relate to or result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board, except that an expansion of the Board of Directors over time is planned;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure, except that the Company has expanded its real estate operations to Mexico;

(g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, except that the Company will decrease its authorized common stock;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

CUSIP No. 74327M102	13D	Page 5 of 5 Pages
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Person may be deemed to beneficially own the number of shares of the Company's Common Stock representing the percentage of the Company's outstanding Common Stock set forth opposite the name of the Reporting Person below:

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage of Outstanding Stock
Jan Telander	50,130,585	14.39%

(b) Telander has the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares reported as beneficially owned by Telander.

(c) No transactions in the Common Stock were effected during the past sixty days by the Reporting Person, except as reported to the Securities and Exchange Commission (“SEC”) in reports filed under Section 16 of the Securities Exchange Act of 1934.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

1. Settlement Agreement and Asset Purchase Agreement (the “Agreement”) dated as of September 30, 2008, among the Company, Diversified Product Inspections, LLC, a Tennessee limited liability company), John Van Zyll, Ann Furlong, and Marvin Stacy and Sofcon, Limited, a Belize corporation, EIG Venture Capital, Limited, a Belize corporation, and EIG Capital Investments, Limited, a Belize corporation, filed as Annex A to the Company’s Definitive Proxy Statement, filed with the SEC on February 13, 2009.

2. Subscription Agreement between the Company and Telander, filed as Exhibit 10.30 to the Company’s Current Report on Form 8-K, filed with the SEC on February 18, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

November 2, 2016
(Date)

/s/ Jan Telander
Jan Telander